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Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Unaudited, (in thousands)

	For the year ended December 31,
	2015	2014	2013 Restated	2012 Restated	2011 Restated
Earnings:
Pre-tax income from continuing operations	2,159,545	1,650,250	1,406,331	$1,578,957	$1,097,478
Add:
Distributions of income from unconsolidated entities	271,998	201,614	177,354	148,927	112,611
Amortization of capitalized interest	4,527	3,925	3,900	999	2,830
Fixed Charges	1,090,371	1,150,251	1,110,893	1,102,184	946,500
Less:
Income from unconsolidated entities	(535,322)	(226,774)	(206,380)	(121,634)	(255,201)
Minority interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(399)	(347)	(1,063)	(1,286)	(1,249)
Interest capitalization	(32,664)	(16,500)	(15,585)	(20,703)	(5,700)

Earnings	$2,958,056	$2,762,419	$2,475,450	$2,687,444	$1,897,269

Fixed Charges:
Portion of rents representative of the interest factor	13,057	13,577	13,227	13,300	12,600
Interest on indebtedness (including amortization of debt expense)	923,697	992,601	1,082,081	1,068,181	928,200
Interest capitalized	32,664	16,500	15,585	20,703	5,700
Loss on extinguishment of debt	120,953	127,573	—	—	—

Fixed Charges	$1,090,371	$1,150,251	$1,110,893	$1,102,184	$946,500

Ratio of Earnings to Fixed Charges	2.71x	2.40x	2.23x	2.44x	2.00x

            For purposes of calculating the ratio of earnings to fixed charges, the term "earnings" is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, reduced by (a) interest capitalized and (b) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. "Fixed charges" consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

            There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.

            Ratios have been revised for all years presented to reflect the spin-off of WP Glimcher Inc. (formerly known as Washington Prime Group Inc.).

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  Exhibit 12.1
Simon Property Group, L.P. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges Unaudited, (in thousands)